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08001087

RECEIVED

2008 MAR -5 A 5:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Severn Trent Plc announces the appointments of The Baroness Noakes DBE and Mr Martin Lamb as independent non-executive Directors to the Boards of Severn Trent Plc and Severn Trent Water Limited, with immediate effect. Lady Noakes is also appointed Chairman of the Audit Committee of Severn Trent Plc.

Lady Noakes is the Senior Independent Director of Carpetright Plc and a director of the Reuters Founder Share Company. She has also been a non-executive Director of ICI Plc, and Hanson Plc and a member of the Court of the Bank of England. She is the Shadow Conservative Treasury Minister in the House of Lords.

Lady Noakes is a chartered accountant and was with KPMG from 1970 to 2000, being a partner from 1983. In her career, she advised many major businesses and specialised in public sector issues, especially those at the interface between the public and private sectors (including privatisation and public/private partnerships), for many years. She led KPMG's international government practice.

Martin Lamb joined IMI, an engineering Plc headquartered in Birmingham, in 1985 and was appointed to the Board in 1996. He became Chief Executive in January 2001. He has extensive experience of engineering and managed several major businesses within the group before his present appointment. An honours graduate in Mechanical Engineering from Imperial College, London, he also holds an MBA from Cranfield Business School.

Sir John Egan, Chairman, said: "The Baroness Noakes, and Mr Lamb bring a formidable breadth of experience to Severn Trent which will be invaluable. We welcome them warmly and look forward to their contributions."

In line with the announcement made on 28 November 2007, Severn Trent Plc also announces the retirement of John Smith as a non-executive Director of Severn Trent Plc and Severn Trent Water Limited and as Chairman of the Audit Committee of Severn Trent Plc with effect from 29 February 2008.

For further information contact:

Peter Gavan
Director of External Affairs
Severn Trent Plc
0121 722 4310

PROCESSED

MAR 1 0 2008

THOMSON FINANCIAL

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